Exhibit 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

1)	Registration Statement (Form S-8 No. 333-143082) pertaining to the Employee Stock Purchase Plan of Stantec Consulting Services Inc., and

2)	Registration Statement (Form S-8 No. 333-143084) pertaining to the Employee Share Option Plan of Stantec Inc., and

3)	Registration Statement (Form S-8 No. 333-212932) pertaining to the Long Term Incentive Plan of Stantec Inc.

of our reports dated February 21, 2018, with respect to the consolidated financial statements and the related notes of Stantec Inc. and the effectiveness of internal control over financial reporting of Stantec Inc., included in this Annual Report (Form 40-F) of Stantec Inc. for the year ended December 31, 2017.

We also consent to the use of our reports dated February 21, 2018, with respect to the consolidated financial statements of Stantec Inc. and the effectiveness of internal control over financial reporting of Stantec Inc., included in the Annual Report (Form 40-F) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Charter Professional Accountants

Edmonton, Canada

February 21, 2018